Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 24, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10623
FT High Income Model Portfolio, 2Q ‘23
(the “Trust”)
CIK No. 1957593 File No. 333-269793

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       The Staff notes that the disclosure states that the ETFs included in the portfolio have been selected to have exposure to different non-traditional fixed income asset types. Please consider if the word “predominately” or a similar qualifier should be added to the disclosure. Without a qualifier, there is no indication of what the principal investments are. Please revise for clarity.

Response:       In accordance with the Staff’s comment, the disclosure will be revised as follows:

“The ETFs included in the portfolio have been selected by the First Trust Advisors Model Investment Committee (the “Committee”) to primarily have exposure to different non-traditional fixed income asset types, including mortgage-backed securities, high-yield bonds, senior loans, ultra-short maturity bonds (bonds with a maturity of less than one year), and exposure to non-U.S. markets.”

Risk Factors

2.       If the Funds held by the Trust invest in emerging markets, please add relevant risk disclosure.

Response:       In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in emerging markets, appropriate disclosure will be added to the Trust’s prospectus.

3.       If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:       In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon